UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 14, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40 F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Explanatory Note
This Report on Form 6-K contains an amended Technical Report Summary for a material mining property of Harmony Gold Mining Company Limited (the “Company”) in respect of its operations pursuant to Subpart 1300 of Regulation S-K under the Securities Act of 1933.

The contents of this Form 6-K, including Exhibit 99.12 annexed hereto, are incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended June 30 2023, filed by the Company with the Securities and Exchange Commission on October 31, 2023, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description

96.12	Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North Free State Province, South Africa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 14, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director

3